NEW YORK MORTGAGE TRUST, INC.
52 Vanderbilt Avenue, Suite 403
New York, New York 10017

November 10, 2009

Via EDGAR and Facsimile
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Mr. Adam F. Turk

Re:	New York Mortgage Trust, Inc.
Registration Statement on Form S-3 Filed June 18, 2008
File No. 333-151770

Ladies and Gentlemen:

On June 18, 2008, New York Mortgage Trust, Inc. (the “Company”) filed a Registration Statement on Form S-3 (File No. 333-151770) (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”) with the Securities and Exchange Commission (the “Commission”).

In accordance with Rule 477(a) under the Securities Act, the Company hereby respectfully requests that the Commission consent to the withdrawal of the Registration Statement, together with all exhibits thereto, effective as of the date hereof or at the earliest practicable date hereafter. The Company is seeking the withdrawal of the Registration Statement because certain of the securities covered by the Registration Statement are not currently eligible for registration on Form S-3 under the Securities Act. The Company respectfully advises the Commission that no securities have been sold in connection with the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. The Company, however, respectfully requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

Pursuant to the foregoing, the Company hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement as soon as possible. Please fax a copy of the Commission’s written order as soon as it is available to the attention of the undersigned at (732) 559-8250, and to the attention of the Company’s counsel, Christopher C. Green of Hunton & Williams LLP, at (404) 602-9039.

Please direct any questions regarding this request to Christopher C. Green of Hunton & Williams LLP at (404) 888-4077.

Sincerely,

NEW YORK MORTGAGE TRUST, INC.

By:        /s/ Steven R. Mumma
Name:  Steven R. Mumma
Title:    Chief Executive Officer, President and
Chief Financial Officer